Exhibit 12.1

Burlington Northern Santa Fe, LLC and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
In millions, except ratio amounts
(Unaudited)

	2014[a]	2013[a]	2012[a]	2011[a]	February 13 - December 31, 2010[a]	January 1 - February 12, 2010[a]
Earnings:
Income before income taxes	$6,169	$5,928	$5,377	$4,741	$3,611	$377
Add:
Interest and other fixed charges, excluding capitalized interest	833	729	623	560	435	72
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	200	189	197	249	225	35
Distributed income of investees accounted for under the equity method	7	7	6	6	5	−
Amortization of capitalized interest	3	2	1	1	−	1
Less:
Equity in earnings of investments accounted for under the equity method	16	14	14	15	15	1
Total earnings available for fixed charges	$7,196	$6,841	$6,190	$5,542	$4,261	$484
Fixed charges:
Interest and fixed charges	$863	$758	$647	$580	$448	$73
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	200	189	197	249	225	35
Total fixed charges	$1,063	$947	$844	$829	$673	$108
Ratio of earnings to fixed charges	6.77x	7.22x	7.33x	6.69x	6.33x	4.48x
a For the periods through February 12, 2010, amounts relate to Burlington Northern Santa Fe Corporation. For all periods on or after February 13, 2010, amounts relate to Burlington Northern Santa Fe, LLC.

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